April 7, 2017

VIA EDGAR CORRESPONDENCE

Jay Williamson

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-7553

Re:	TPG Specialty Lending, Inc.

Registration Statement on Form N-2

Filed on April 7, 2017

Dear Mr. Williamson:

On behalf of TPG Specialty Lending, Inc. (the “Company”), we hereby respectfully request that the staff of the Securities and Exchange Commission (the “Commission”) afford the Company’s shelf registration statement on Form N-2, filed pursuant to the Securities Act of 1933, as amended (the “Securities Act”), with the Commission on April 7, 2017 (the “Registration Statement”), a selective review in accordance with Securities Act Release No. 6510 (February 15, 1984). The Registration Statement, upon effectiveness, is intended to replace the Company’s shelf registration statement on Form N-2 (File No. 333-210524) (the “Prior Registration Statement”).

The disclosure contained in the Registration Statement is substantially similar to the disclosure included in the Prior Registration Statement, except for revisions reflecting material developments relating to the Company since the effective date of the Prior Registration Statement and the inclusion of audited financial statements and related financial data for the period ended December 31, 2016, together with disclosure relating thereto.

As such, the Company hereby requests selective review of its Registration Statement.

*            *             *

Jay Williamson

Securities and Exchange Commission, p. 2

If you have any questions or comments concerning the foregoing, please contact Adam Fleisher at (212) 225-2286 or Helena Grannis at (212) 225-2376.

Sincerely,
/s/ Adam E. Fleisher
Adam E. Fleisher

cc:	Vincent J. DiStefano
Securities and Exchange Commission

David Stiepleman
Jennifer Gordon
TPG Specialty Lending, Inc.

Helena K. Grannis
Cleary Gottlieb Steen & Hamilton LLP